Ballard Power Systems Inc.

News Release

Ballard Updates 2012 Business Outlook and Guidance

For Immediate Release – October 9, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD), a world leader in delivery of clean energy fuel cell solutions across a range of applications, is updating its 2012 business outlook and guidance.

Based on a preliminary estimate of Q3 revenue of $14 million together with its updated outlook for Q4, the Company is adjusting guidance downwards for the full year 2012 as follows:

Revenue of approximately $60 million; and
Adjusted EBITDA of approximately ($18) million.

Adjusting for the absence of contract manufacturing in 2012 versus 2011, revised revenue guidance represents year-over-year total revenue growth of 3%, and 19% in the Fuel Cell Product segment. In terms of Adjusted EBITDA, revised guidance represents a year-over-year improvement of 19%.

The 12 month rolling order book remained strong through Q3 and is expected to drive stronger revenue growth in Q4 and into 2013. Ballard expects to begin 2013 with a 12 month rolling order book of approximately $50 million.

Beyond revenue and Adjusted EBITDA, other key metrics are expected to remain in line with previous outlooks, including improving trajectories in cash operating expense and cash flow in the second half of the year.

Further detail will be provided in the upcoming Q3 press release and earnings conference call.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, Adjusted EBITDA, projected product sales, cash operating expense and cash flows. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com